Filed by Hologic, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Cytyc Corporation

Commission File No.: 000-27558

Team Members FAQ

1.	Why are Hologic and Cytyc combining?

This combination brings together two well-respected industry leaders in the women’s healthcare and diagnostics marketplace to create one of the largest companies in the world focused exclusively on advanced technologies in women’s health. Together, we will benefit from:

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A comprehensive women’s health product portfolio using best-in-class technology, which will include some of the largest and most trusted women’s healthcare brands, such as Lorad®, ThinPrep®, NovaSure®, Suros ATEC®, Discovery™, FullTerm®, R2® and MammoSite®.

•

Extensive channel coverage with the largest sales and service organization focused on women’s health in the diagnostic and medical technology industry in the United States. These 1,200 sales and service professionals, over 900 of which will be in the United States, will significantly increase the company’s presence in hospitals, private practices and healthcare organizations, targeting an estimated 30,000 OB/GYNs, 10,000 hospitals and imaging clinics, 2,500 breast surgeons, 40,000 radiologists, and 4,000 radiation oncologists.

•	Expanded international presence with an international direct sales and service team of over 200 associates and 150 distribution partners supporting over 125 countries.

In short, this is truly a compelling combination that will drive enhanced growth, value creation, product development, and exciting opportunities for our shareholders, customers, and the Team Members of both companies.

2.	Who is Cytyc?

Cytyc, founded in 1987, is headquartered in Marlborough, MA, and is a diversified diagnostic and medical device company with approximately 1,600 associates worldwide with projected 2007 revenues estimated at $735 million. Cytyc has 20 offices internationally to serve their customers on a direct basis as well as support their distribution partners. Cytyc’s products cover a range of cancer and women’s health applications, including cervical cancer screening, preterm birth screening, treatment of excessive menstrual bleeding, permanent contraception, and radiation treatment of early-stage breast cancer. Like Hologic, Cytyc has a solid record of innovation and superior service. These differentiators have been vital in driving their growth and leadership in the market segments in which they compete.

You can learn more about Cytyc by visiting their website at www.cytyc.com.

3.	How will this transaction affect associates?

Both Hologic’s and Cytyc’s associates have done an excellent job in building their respective companies to where they are today. Together, we can accelerate this success.

Over the long-term, we believe associates will benefit from additional career development and advancement opportunities as the combined company grows. Until the closing, however, we remain separate companies, and associates should continue to focus on executing against our goals and serving our customers with the same passion and dedication that they expect from us.

4.	How long before the transaction closes? What approvals are required?

The transaction is subject to approval of both companies’ shareholders as well as customary closing conditions and anti-trust approvals, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and various country filings. The transaction is expected to be completed in the third calendar quarter of 2007. We will make every effort to keep you informed about developments and progress throughout the approval process.

5.	What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?

While it is premature to discuss specifics now, we are building an integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together. Given the complementary nature of our companies and the solid teams at both Hologic and Cytyc, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close.

6.	Will there be any changes in associate benefits and compensation?

Both Hologic and Cytyc are committed to providing a competitive compensation and benefits package that will allow us to attract and retain the talent needed to successfully drive the combined company forward. We expect no major changes in the short-term. When combining two companies, you expect some similarities and differences between programs. As we review these programs, there may or may not be opportunities to combine plans. We will inform you well in advance of any changes. Both companies currently use Blue Cross and Delta Dental in the U.S.

7.	What happens to associate stock options?

There is no change in the terms and conditions of any of our associate outstanding stock options. They remain in full force and effect per the original stock option agreement and the terms of the vesting schedule.

8.	Will there be new opportunities for both companies’ associates in terms of relocation?

We believe the combined company will offer an exciting future for our associates, including additional career development and advancement opportunities as the new organization grows. We do not anticipate our current workforce will be requested to relocate, however both Hologic and Cytyc believe in providing cross-training opportunities for associates and encourage movement to other departments and locations.

9.	Will there be any layoffs as a result of the transaction?

This strategic transaction will be a catalyst for growth, and as such, the companies do not anticipate changes in the combined company’s workforce at the operating level. It is important to remember we expect there to be increased opportunities for our associates as we move forward and grow together.

10.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

The combined company will be called Hologic. Cytyc will become a wholly-owned subsidiary. Patrick Sullivan will become Chairman and Jack Cumming will become Chief Executive Officer of the combined company. Rob Cascella will remain as President and drive operations of Hologic. Glenn Muir will be Chief Financial Officer of the combined company. Hologic will maintain its headquarters in Bedford and Cytyc’s offices in Marlborough.

11.	How will this transaction affect our relationship with our customers?

In the end, this transaction is about better meeting the needs of our customers and helping them to be more efficient and effective in serving patients. Together, Hologic and Cytyc will be uniquely positioned to offer a product portfolio that meets the many screening and treatment needs of women throughout their lives. This portfolio will include integrated solutions in screening, diagnostics and therapeutics for women’s health, including, breast cancer, cervical cancer, menorrhagia, pre-natal health, osteoporosis, endometriosis, and permanent contraception.

We remain committed to providing a choice to physicians and their patients by offering a wide range of best-in-class branded products and services. We anticipate our existing distribution relationships will remain unchanged as a result of this transaction. We will be working closely with our customers to help ensure they understand the real benefits of this transaction and to explain why the “new” Hologic will be an even better strategic partner because of the merger.

12.	How will this transaction affect our relationship with our suppliers?

All contracts will be honored, and day-to-day contacts will remain the same. In the coming months, we will review our supplier relationships and determine the best solution for the combined company. It will be business as usual until the transaction closes.

13.	Where can associates obtain additional information?

We will make every effort to keep you informed about developments and progress throughout the approval process.

If you have additional questions, you should direct them to Dave Brady or you may also send a confidential email to Rob, Glenn or myself and we will do our best to reply as quickly as possible.

Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the business combination transaction involving Hologic and Cytyc, including future financial and operating results, the expected permanent financing for the transaction, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Hologic and Cytyc caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.

These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the parties may be unable to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully; the transaction may involve unexpected costs or unexpected liabilities; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies, including third-party reimbursement; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on international operations. In addition, the transaction will require the combined company to obtain significant financing. While Hologic has obtained a commitment to obtain such financing, including a bridge to the permanent financing contemplated in the press release, the combined company’s liquidity and results of operations could be materially adversely affected if such financing is not available on favorable terms. Moreover, the substantial leverage resulting from such financing will subject the combined company’s business to additional risks and uncertainties. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents Hologic and Cytyc have filed with the SEC contain additional factors that could impact the combined company’s businesses and financial performance. The parties expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the parties expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders

Hologic and Cytyc will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Hologic and Cytyc urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Hologic will be available free of charge on the investor relations portion of the Hologic website at www.hologic.com. Documents filed with the SEC by Cytyc will be available free of charge on the investor relations portion of the Cytyc website at www.cytyc.com.

Participants in the Solicitation

Hologic, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Hologic in connection with the merger. The names of Hologic’s directors and executive officers and a description of their interests in Hologic are set forth in the proxy statement for Hologic’s 2006 annual meeting of stockholders, which was filed with the SEC on January 25, 2007. Cytyc, and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. The names of Cytyc’s directors and executive officers and a description of their interests in Cytyc is set forth in Cytyc’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, which was filed with the SEC on April 30, 2007. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Hologic’s and Cytyc’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.